Exhibit 11

CALCULATION OF EARNINGS PER SHARE OF COMMON STOCK

	Thirteen Weeks Ended

(In thousands of shares)	April 1, 2001	April 2, 2000

Number of shares of Class A and Class B
common stock outstanding at beginning of period	9,460	9,439

Issuance of shares of Class B common stock
(weighted), net of forfeiture of restricted
stock awards	19	1

Shares used in the computation of basic
earnings per common share	9,479	9,440

Adjustment to reflect dilution from common
stock equivalents	20	18

	9,499	9,458

Net income available for common shares	$198,527	$23,569

Basic earnings per common share	$ 20.94	$ 2.50

Diluted earnings per common share	$ 20.90	$ 2.49